Exhibit 99.1

News Release
B2Gold Corp. Reports Record Fourth Quarter and Full-Year 2015 Gold Production and
2016 Production Outlook and Cost Guidance.

Vancouver, January 14, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce fourth quarter and full-year 2015 gold production and revenue as well as production and cash cost guidance for 2016. All dollar figures are in United States dollars unless otherwise indicated.

2015 Fourth Quarter Highlights

•	Record quarterly consolidated gold production of 131,469 ounces, 18% greater than in the same period in 2014
•	Gold revenue of $139 million on record sales of 127,482 ounces at an average price of $1,090 per ounce

2015 Full-Year Highlights

•	Record annual consolidated gold production for the seventh straight year of 493,265 ounces (including 18,815 ounces of pre-commercial production from Otjikoto) in 2015, an increase of 28% over 2014
•	Record annual consolidated gold revenue of $553.7 million (or consolidated gold revenue of $576.8 million including $23.1 million of pre-commercial sales from Otjikoto)
•	Record annual gold sales of 481,185 ounces (or 499,651 ounces including 18,466 ounces of pre-commercial sales from Otjikoto)
•	Successful transition from construction to commercial production at the new Otjikoto Mine
•	Otjikoto mill expansion from 2.5 million tonnes per year to 3.0 million tonnes per year completed on time and budget in September
•	New $350 million corporate revolving credit facility finalized
•	Robust results from the new optimized feasibility study for the Fekola Project in Mali announced on June 11, 2015
•	Early works construction activities at Fekola Project commenced in February 2015; mine construction commenced in the fourth quarter of 2015
•
2016 outlook provides for forecast annual consolidated gold production of between 510,000 to 550,000 ounces, forecast cash operating costs of between $560 to $595 per ounce and forecast all-in sustaining costs of between $895 and $925 per ounce

2015 Operating Results

B2Gold achieved another record year of consolidated gold production in 2015 (for the seventh straight year) producing 493,265 ounces of gold (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 28% compared to 2014, but slightly below (1%) the lower-end of the Company's 2015 production guidance range. The significant increase in annual gold production over 2014 was attributable to the successful production start and strong ramp-up in production at the new Otjikoto Mine in Namibia. On February 28, 2015, the Otjikoto Mine achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014. Consolidated gold production was slightly below (1%) the Company's 2015 full-year guidance range as production from La Libertad Mine continued to be affected by permitting/resettlement delays at its new higher grade Jabali Antenna Pit. In addition, Limon's gold production was also impacted by an illegal blockade from September 28, 2015 to October 18, 2015 and by several operational issues encountered upon resumption of operations later in the fourth quarter of 2015.

In the fourth quarter of 2015, consolidated gold production was also another quarterly record of 131,469 ounces, representing an increase of 18% over the same period last year.

Mine-by-mine gold production in the fourth quarter and full-year 2015 was as follows:

Mine	Q4 2015 Production (ounces)	Full-year 2015 Production (ounces)
Masbate	47,958	175,803
Otjikoto	39,374	145,723
La Libertad	35,234	119,475
El Limon	8,903	52,264

B2Gold Consolidated	131,469	493,265

The new Otjikoto Mine in Namibia had an exceptional year in 2015, quickly ramping up to commercial production, meeting its 2015 production guidance and successfully completing its mill expansion project on time and budget (expanding the mill from 2.5 million tonnes per year to 3.0 million tonnes per year). For the full-year 2015, the Otjikoto Mine produced 145,723 ounces of gold (including 18,815 ounces of pre-commercial production), in the mid-range of its 2015 production guidance (of 140,000 to 150,000 ounces), and produced 39,374 ounces of gold in the fourth quarter of 2015.

The Masbate Mine in the Philippines also performed well in 2015. For the full-year 2015, the Masbate Mine produced 175,803 ounces of gold in the mid-range of its 2015 production guidance (of 170,000 to 180,000 ounces). Gold production for the year was approximately 6% lower than in the previous year, due mainly to lower grades. In the second-half of 2014, production at Masbate benefited from mining of a high grade area within the Colorado Pit with significantly higher grades than typically encountered through the rest of the Colorado Pit. In the fourth quarter of 2015, gold production at Masbate was 47,958 ounces (Q4 2014 – 62,972 ounces).

For the full-year 2015, La Libertad Mine in Nicaragua produced 119,475 ounces of gold, approximately 15% below its (original) 2015 production guidance range (of 135,000 to 145,000 ounces), but in-line with the reguided range of 120,000 to 125,000 ounces provided at the end of the third quarter.  In the second-half of 2015, gold production continued to be affected by permitting/resettlement delays at the new higher grade Jabali Antenna Pit. As a result, average head grades for the year were lower than anticipated (1.71 g/t compared to budget of 2.06 g/t). The Jabali Antenna Pit is now scheduled to enter the production stream in the second quarter of 2016, upon completion of permitting and resettlement activities. Annual gold production for the year was lower (20%) compared to 149,763 ounces produced in 2014, as the prior-year had benefited from higher grade ore being processed from the Crimea and Santa Maria Pits which are no longer active. The mill continued to operate well in 2015, processing 2.3 million tonnes (2014 – 2.2 million tonnes) with gold recoveries averaging 94% (2014 – 94%). In the fourth quarter of 2015, La Libertad produced 35,234 ounces of gold (Q4 2014 – 36,862 ounces).

For the full-year 2015, El Limon Mine in Nicaragua produced 52,264 ounces of gold, slightly below its 2015 production guidance range (of 55,000 to 65,000 ounces). Gold production for the year was approximately 9% higher compared to 2014, as gold production in the prior-year had been negatively affected by installation delays for a dewatering system at Santa Pancha 1 which impeded access to higher grade zones. In the fourth quarter of 2015, El Limon produced 8,903 ounces of gold (Q4 2014 – 11,970 ounces), significantly below budget (of 17,572 ounces), due to the following three issues. The first issue was an illegal blockade that impeded production from September 28, 2015 to October 18, 2015. The second issue arose, upon resumption of operations, when difficulties were encountered in achieving planned plant throughput of 62 tonnes per hour. Design throughput was re-established in mid-November after review and modification of a number of physical and operational parameters related to ore sizing and grinding operation, including the SAG mill liners. The third issue occurred in December as the mine switched to a planned deep well dewatering system. The well refresh rate was found to be lower than expected, affecting the rate at which underground operations were able to lower the water elevation and access deeper, higher grade stopes. This issue is presently in process of being resolved with the addition of more localized drain holes to provide additional capacity to collect water.

2015 Gold Revenue

Consolidated gold revenue in the fourth quarter of 2015 was $139 million on record sales of 127,482 ounces at an average price of $1,090 per ounce compared to $122.4 million on sales of 102,612 ounces at an average price of $1,193 per ounce in the fourth quarter of 2014. The 14% increase in gold revenue was mainly attributable to a 24% increase in gold sales volume, partially offset by a 9% decline in the average realized gold price.

For the full-year 2015, consolidated gold revenue was a record $553.7 million (or $576.8 million including $23.1 million of pre-commercial sales from Otjikoto) on record year-to-date sales of 481,185 ounces (or 499,651 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,151 per ounce compared to $486.6 million on sales of 386,219 ounces at an average price of $1,260 per ounce in the same period last year.

2016 Production Outlook and Cost Guidance

For 2016, consolidated gold production at B2Gold is expected to increase to between 510,000 to 550,000 ounces, compared to 493,265 ounces produced in 2015. The higher production relates mainly to increased throughput at the Otjikoto Mine, following the completion of its mill expansion project in September 2015. Gold production in 2016 is anticipated to be slightly weighted towards the second-half of the year (53%), due to a number of factors (discussed throughout the news release below).

Consolidated cash operating costs are projected to further decrease in 2016 and be in the range of $560 to $595 per ounce (2015 guidance range was $630 to $660 per ounce). The favourable reduction (approximately 10%) reflects the positive impact of greater production from the low-cost Otjikoto Mine, including the benefit of an anticipated weaker Namibian dollar, lower projected fuel and energy costs across all operations, and continued efforts to enhance productivity and cost efficiencies. The Company's consolidated all-in sustaining costs are also expected to be significantly lower, between $895 and $925 per ounce (2015 guidance range was $950 to $1,025 per ounce). Due to the anticipated timing of budgeted capital expenditures, all-in sustaining costs are expected to be higher in the first half of 2016 than in the second-half.

Mine-by-mine 2016 ranges for forecasted gold production and cash operating costs per ounce as well as forecasted sustaining and non-sustaining capital expenditures is as follows:

	2015 Gold Production (ounces)	2016 Forecast Gold Production (ounces)	2016 Forecast Operating Cash Costs ($ per ounce)	2016 Forecast Sustaining Capital Expenditures ($ thousands)	2016 Forecast Non-Sustaining Capital Expenditures ($ thousands)
Masbate	175,803	175,000 – 185,000	$620 - $660	$24,624	$22,223
Otjikoto	145,723	160,000 – 170,000	$400 - $440	$17,406	$30,920
La Libertad	119,475	125,000 – 135,000	$650 - $680	$27,974	$3,518
El Limon	52,264	50,000 – 60,000	$610 - $650	$9,960	$-

B2Gold Consolidated	493,265	510,000 – 550,000	$560 - $595	$79,964	$56,661

Otjikoto Mine, Namibia

The Otjikoto Mine is forecast to produce between 160,000 to 170,000 ounces of gold in 2016, compared to 145,723 ounces produced in 2015. Cash operating costs are forecast to be approximately $400 to $440 per ounce, significantly lower (by approximately 18%) than the Company's 2015 cost guidance of $500 to $525 per ounce, as a result of higher throughput, lower projected fuel costs and a weaker Namibian dollar (relative to the US dollar).

With the completed mill expansion, the Otjikoto Mine is projected to process approximately 3.3 million tonnes of ore for the year at an average grade of 1.59 g/t gold. Gold recoveries are expected to average 97%. Most ore in 2016 will come from the existing Otjikoto Pit, with a minor component from Wolfshag as the pit is developed. The production profile is expected to steadily increase quarter by quarter in 2016 due to increasing grade as Phase 1 of the Otjikoto Pit is completed. As a result, gold production is expected to be slightly weighted towards the second-half of the year (55%).

In late 2015, the Company completed an updated geological and grade model for the Otjikoto Deposit. The new Otjikoto model incorporated data from drilling completed after the 2012 Feasibility Study, 2015 close-spaced grade control data, and in-pit structural mapping. This improved model has helped the Company better understand the complexity of the grade distribution in the high nugget effect Otjikoto Pit. The updated model reports higher tonnage, slightly lower average grade, and roughly 10% less total contained ounces of gold. The new Otjikoto model and related engineering work have been incorporated in the 2016 budget estimates.

During 2015, the Company also completed 14,181 metres of in-fill drilling at the Wolfshag zone. New reserves and resources for the Wolfshag zone are currently being evaluated, incorporating the new drilling information, and these are expected to reflect the conversion of a significant element of previously announced resources from the inferred category to the indicated category. The updated indicated resource identified will then be evaluated to determine the optimal size of the Wolfshag open pit, before transitioning to underground mining. Open pit mining from Wolfshag is scheduled to commence in the fourth quarter of 2016.

As a result of these changes, the Company is preparing an updated Otjikoto Life of Mine plan, which will incorporate the new Otjikoto model as well as preliminary modelling and scheduling of the Wolfshag zone into the overall Otjikoto Life of Mine plan. The new Otjikoto Life of Mine plan is expected to be completed in the first quarter of 2016.

For 2016, sustaining capital at the Otjikoto Mine is estimated to be approximately $17.4 million, which includes $14.7 million to expand the mining fleet for the development of the Wolfshag open pit. Non-sustaining capital costs are budgeted at $30.9 million for pre-stripping at the Wolfshag Phase 1 and Otjikoto Phase 2 Pits.

The total exploration budget for Otjikoto in 2016 is $4.7 million, which is planned to include 10,700 meters of drilling to infill the down plunge extension of the Wolfshag resource. In addition, drilling will commence to test the newly acquired Ondundu project, located 190 kilometres southwest of Otjikoto.

Masbate Mine, Philippines

For the Masbate Mine, 2016 gold production is expected to be between 175,000 to 185,000 ounces, consistent with 2015 levels. Cash operating costs are forecast to be between $620 to $660 per ounce, a significant decrease of approximately 16% (compared to the Company's 2015 cost guidance of $740 to $775 per ounce), mainly attributable to lower projected prices for diesel fuel, heavy fuel oil (used for power generation) and explosives.

The Masbate Mine is budgeted to process an average of 18,360 tonnes of ore per day for a total of approximately 6.7 million tonnes of ore for the year, reflecting an optimal throughput level while maximizing gold recoveries. Gold grades processed in 2016 are expected to average 1.15 g/t and gold recoveries are anticipated to average 72.1%. Mill feed is budgeted to consist of transitional and fresh (primary) ore sourced predominantly from the Main Vein Stage 1 Pit (81%) and oxide ore from the Colorado Pit (19%).

For the Plant Upgrade Project, the installation of additional process tanks is expected to be completed in the second quarter of 2016 and the remaining work of cyclones, screens, pre-aeration systems and carbon regeneration systems is expected to be commissioned late in the third quarter of 2016. Additional electrical generating capacity will also be installed. The purpose of the plant upgrade is to promote improved gold recovery and higher throughput by the addition of pre-aeration, cyclone modifications (among other grinding circuit modifications) and longer retention time (increased tank capacity) for coarser material, thereby optimizing economics of the existing facility without the large capital investment associated with a third ball mill.

Sustaining capital costs at the Masbate Mine are budgeted to total $24.6 million, consisting primarily of capitalized stripping costs ($6.5 million), land purchases ($6.4 million), equipment purchases for both mine and process operations ($5 million) and mine infrastructure development and facilities improvements ($3.9 million). Non-sustaining capital costs related to the Plant Upgrade Project are budgeted to total $22.2 million.

The Masbate exploration budget for 2016 is approximately $4.9 million including 18,000 meters of drilling. The program includes further drilling in the Pajo area and on several other targets around the property.

La Libertad Mine, Nicaragua

La Libertad Mine is expected to produce approximately 125,000 to 135,000 ounces of gold in 2016 at a cash operating cost of approximately $650 to $680 per ounce.

La Libertad is budgeted to process an average of 6,350 tonnes of ore per day for a total of approximately 2.3 million tonnes of ore for the year at an average grade of 1.86 g/t gold. Gold recoveries are expected to average 94%. Mill feed is expected to consist mainly of high grade ore from the Jabali Central (31%), Jabali Antenna (9%), and Los Angeles (5%) open pits, which will be blended with lower grade spent ore (50%).

Gold production at La Libertad is expected to be slightly weighted towards the second-half of the year (55%), as the new high grade Jabali Antenna Pit is now scheduled to commence production in the second quarter of 2016, upon completion of permitting and resettlement activities. Negotiations have been finalized for resettlement from the key areas near the pit, and agreements are currently being formalized. Documented resolution of those key areas is a requirement prior to concluding the permitting process with the government of Nicaragua.

Sustaining capital costs for La  Libertad are planned to total $28 million, including pre-stripping costs ($11.1 million), tailings pond expansion ($5 million), Mojon underground mine development ($3.7 million) and water management infrastructure in Jabail consisting of a new pumping station and treatment plant ($1.4 million). The Company has budgeted non-sustaining capital costs of approximately $3.5 million, primarily for underground development.

The Libertad exploration budget for 2016 is approximately $5 million for a total of 9,050 metres of planned diamond drilling. The program comprises largely of brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets.

El Limon Mine, Nicaragua

In 2016, forecast gold production from El Limon is 50,000 to 60,000 ounces at a cash operating cost of approximately $610 to $650 per ounce.

El Limon Mine is budgeted to process approximately 0.5 million tonnes of ore at an average grade of 3.88 g/t gold with gold recoveries averaging 94%. All process ore is expected to come from underground sources (Santa Pancha 1 and Santa Pancha 2) this year. Gold production is expected to be slightly weighted towards the second-half of the year (55%), as the SAG mill ring gear change-out is planned for the second quarter of 2016 and grades are expected to be slightly higher in the second-half.

The Company plans to undertake sustaining capital expenditures at El Limon totaling $10 million in 2016, of which $6.7 million relates to underground development.

The Limon exploration budget for 2016 is approximately $4.1 million for a total of 8,300 metres of planned diamond drilling. The program largely comprises of brownfields (near mine) drilling, including further #8 shaft infill drilling, Atravesada infill drilling and some blue-sky potential to the west side of the property.

Fekola Development Project - Mali

On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola Gold Project in Mali. According to the Feasibility Study, the current average annual gold production for the first seven years is approximately 350,000 ounces per year at an average operating cash cost of $418 per ounce and for the life of mine plan approximately 276,000 ounces per year at an average operating cash cost of $552 per ounce. The total pre-production capital costs are estimated to be $395 million plus $67 million of anticipated mine fleet and power generator costs which are expected to be lease financed. Sunk costs related to early works (including access roads, construction aggregate stockpiling, airstrip construction, and land clearing) of approximately $38 million are not included in the total pre-production capital estimate.

In the fourth quarter of 2015, early works were completed and activities ramped up in preparation for full construction. Significant activities included:

•	Formal ground-breaking ceremonies for the Fekola Project with local and national leaders;
•	Clearing and topsoil removal at the tailings basin;
•	Blasting at the tailings basin to generate rip-rap and embankment material;
•	Camp construction including earthwork, concrete foundations, and erection of living quarters as well as power, water, and other support facilities;
•	Construction of workshops, laydown areas, office facilities, and fencing for the construction site; and
•	Civil works including earthworks and steel piling installation in the mill and leach tank areas.

In addition to the on-site progress the B2Gold project team continued to work on final design, procurement, and planning. Numerous major mill packages have been issued for purchase including grinding mills, crushers, tanks, and motors. Detailed design for the Fekola plant and infrastructure construction is being completed by Lycopodium Engineering (Australia). This is the same engineering group that was used to design the Otjikoto Project and many of the same Lycopodium project engineers are involved in the design phase. Additionally, many of the same vendors that have provided equipment to the Otjikoto Project have been successful in their bids on equipment packages for the Fekola infrastructure and plant. In addition, the mill is under construction by the same core team that recently completed Otjikoto with many of the key team members working with B2Gold since the Company's inception.

The 2016 construction and  development budget for the Fekola Project totals approximately $233 million. In 2016, the Company will continue to develop the project with work in all major areas. Excavation and compaction of the mill area will be supported by an on-site geotechnical laboratory and concrete will be provided by an on-site batch plant. Concrete work will commence in the first quarter of 2016 and structural steel and tank erection is expected to begin in the second quarter of 2016. Major earthworks to be undertaken in 2016 include the tailings storage facility and the surface water dam. Based on current assumptions the Fekola Project remains on schedule to commence production in late 2017.

In 2015, exploration at Fekola included 52,767 meters of core, reverse circulation, air core and auger drilling and focussed on the main open pit Fekola deposit, the extension of the main Fekola mineralization to depth outside the feasibility design pit and a number of regional grassroots targets. Results from the 2015 drilling will be released shortly. In 2016, the exploration program in Mali will include approximately 43,000 meters of diamond, reverse circulation and aircore drilling at Fekola and targets around Fekola. The total budget for 2016 will be $6.9 million

Fourth Quarter and Year End 2015 Financial Results - Conference Call Details

B2Gold Corp. will release its fourth quarter and year end 2015 results before the North American markets open on March 16, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday March 17, 2016 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=174647. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (pass code: 1816855).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events, estimated future revenues, production estimates, anticipated operating, production and capital costs, future demand for and prices of commodities and currencies; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company's properties, the projections included in existing technical reports, economic assessments, feasibility studies and geological models and the completion of new studies including the new life of mine plan for the Otjikoto Pit, the potential for expansion of mineral resources and reserves, the potential for expansion of production capacity, including the expansion of gold production, development of the Wolfshag zone, the Masbate plant upgrade project, the anticipated production from the Jabali Antenna Pit at La Libertad, the potential construction and production from the Fekola gold project and preliminary year-end financial disclosures that are subject to finalization. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal and currency prices; risks and dangers inherent in exploration, development and mining activities; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to hedging activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term "resources", which are not "reserves". Under U.S. standards, companies are not normally permitted to disclose mineralization that does not constitute "reserves". Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC's disclosure standards normally do not permit companies to disclose mineral resources in their filings with the SEC. In addition, the definitions of "reserves" and related terms under NI 43-101 and the SEC's Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Further, U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category, and investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.  For the above reasons, information contained in this press release that describes the Company's mineral resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs". Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's management discussion and analysis, available under B2Gold's corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates such measures.